NAME OF REGISTRANT: The Timken Company

NAME OF PERSON RELYING ON EXEMPTION: Green Century Equity Fund

ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State Street, Suite 200, Boston, MA 02109

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholder Proposal No. 5 on The Timken Company’s 2024 Proxy Statement:

Adopt Ambitious Emissions Reduction Targets

The Timken Company Symbol: (TKR)

Filed by: Green Century Equity Fund

Green Century Capital Management, Inc., is the investment advisor to the Green Century Equity Fund and seeks your support for the climate-related proposal filed at The Timken Company (hereby referred to as “Timken” or the “Company”) in the 2024 proxy statement asking the Company to adopt independently-verified short- and medium-term science-based greenhouse gas (GHG) emissions reduction targets, inclusive of emissions from its full value chain, in order to achieve net-zero emissions by 2050 in line with the Paris Agreement’s goal of limiting global temperature rise to 1.5°C. The Proponent believes taking such action would serve the short- and medium-term interests of the Company by mitigating potential regulatory and reputational risks and helping meet shareholder expectations.

Resolved: Shareholders request that Timken adopt independently-verified short- and medium-term science-based greenhouse gas emissions reduction targets, inclusive of emissions from its full value chain, in order to achieve net-zero emissions by 2050 in line with the Paris Agreement’s goal of limiting global temperature rise to 1.5 degrees Celsius.

Supporting Statement: In assessing targets, we recommend:

•	Taking into consideration approaches used by advisory groups like SBTi;

•	Developing a transition plan showing how the Company plans to meet its goals, taking into consideration criteria used by advisory groups such as Task Force for Climate Related Financial Disclosures, Transition Plan Taskforce, and We Mean Business Coalition.

RATIONALE FOR A “YES” VOTE

1.	Regulatory risk – By delaying collecting Scope 3 (value chain) emissions and committing to set independently verified, science-based short- and medium-term GHG emissions reduction targets, Timken may be unprepared to meet the EU Corporate Sustainability Reporting Directive (CSRD) or California’s Climate Corporate Data Accountability Act.

2.	Failure to meet investor expectations - Investors expect companies to mitigate exposure to climate risk. Committing to set science-based GHG emission reduction targets aligned with the goals of the Paris Agreement would signify that Timken is responding appropriately to mounting risks posed by climate change.

3.	Reputational risk – Timken’s industry peers have committed to set or have already set science-based targets with the Science Based Targets initiative (SBTi), putting Timken in a laggard position. As a supplier to the solar and wind industries, Timken’s lack of near- and medium-term science-based GHG reduction targets suggests it is out of step with a growing global push toward sustainability.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Equity Fund urges shareholders to vote for Proposal No. 5 following the instruction provided on the management’s proxy mailing.

I.	EXECUTIVE SUMMARY

In 2023, the World Meteorological Organization predicted that there is a 66% chance the world will pass the 1.5°C global warming threshold between now and 20271. In order to avoid the worst effects of climate change, the IPCC recommends following a GHG emissions reduction trajectory modeled to limit global temperature rise to 1.5°C by the end of the century. These early temperature spikes up to and potentially beyond 1.5°C are concerning.

A warming climate poses significant financial challenges to corporations. S&P Global writes that “Companies already exposed to extreme weather events and the physical impacts of climate change will likely see increasingly significant financial costs ...” It notes that losses may accrue from increased insurance premiums, lost revenues from business interruptions, physical damage, and costs to repair assets.2 Similarly, Morningstar Sustainalytics reports that physical climate risk for worst-case warming scenarios could cost the average business approximately USD $0.45 for every $1 of cumulative operating cash generated from their ongoing business activities between now and 2050.”3,4

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1https://www.sustainalytics.com/esg-research/resource/investors-esg-blog/an-analysis-of-financial-losses-and-the-near-term-physical-risks-of-climate-change?utm_campaign=scs_content_global_2305_thoughtleadership_en&utm_content=256738048&utm_medium=social&utm_source=linkedin&hss_channel=lcp-295390

2 https://www.spglobal.com/esg/insights/featured/special-editorial/quantifying-the-financial-costs-of-climate-change-physical-risks

3 https://www.forbes.com/sites/globalcitizen/2023/07/16/new-data-reveals-climate-change-risks-to-corporate-assets-in-the-united-states/?sh=7c00f3c8463e

4 https://www.sustainalytics.com/esg-research/resource/investors-esg-blog/capturing-the-direct-and-indirect-risks-of-physical-climate-change-in-investment-portfolios

Without significant attention to target-setting and cutting value chain emissions, Timken may create financial risk to diversified investors for whom climate change poses undiversifiable and unhedgeable risk.5 Its lack of absolute short- and medium-term targets aligned with a 1.5 degrees Celsius trajectory suggests the Company is not doing its fair share to effect economy-wide emissions reductions, which are critical to protecting the global economy and, by extension, safeguarding shareholder value.

Delaying collection of value chain emissions data may leave Timken ill-prepared for disclosures required by the CSRD and the California Climate Corporate Data Accountability Act. Additionally, as the Company invests in and develops its capabilities to serve the renewable energy industry,6 setting targets with a well-recognized organization like the Science Based Targets initiative (SBTi) would strengthen Timken’s position as a forward-looking and environmentally-responsible company.

Timken is undeniably a high performing company. As cited in its opposition statement, it has won multiple awards for providing an excellent work environment, demonstrating responsible management and operating an innovative organization. Additionally, the value of Timken stock has nearly doubled in the last 5 years.7 This shareholder proposal does not seek to diminish Timken’s achievements. Rather, it identifies an area where Timken could better manage a specific suite of material risk.

I.	REGULATORY RISK

By delaying disclosure of its value chain emissions and adoption of independently-verified short- and medium-term science-based GHG emissions reduction targets, Timken may be ill-prepared to meet emerging climate regulations in Europe and California.

The European Union adopted the Corporate Sustainability Reporting Directive rule, which came into force on January 1, 2023. The rule requires companies generating revenue above minimum threshold in the EU to report on their double materiality, sustainability targets, and climate transition plans, and it is considered an essential tool in helping the EU reach its carbon neutrality by 2050 goal. Reporting companies will be required to disclose their Scopes 1 – 3 emissions.8

The rule will be phased in with the largest, EU-headquartered companies reporting first followed by non-EU-based companies in subsequent years. However, nothing about the rule prevents Timken from beginning to quantify its full value chain emissions now. In addition, the EU’s 27 members are already working toward an interim target of cutting their greenhouse gas emissions by 55% by 2030, and it is unclear how Timken’s current strategies for its Europe-based operations are incorporating this existing target.9

In October 2023, California’s Climate Corporate Data Accountability Act was signed into law. Among other requirements, the law requires companies doing business in California to report Scopes 1 – 3 emissions by 2027. It phases in requirements for limited (2026) and reasonable (2030) assurance for Scopes 1 – 3 emissions disclosure. At this time, it would be appropriate for Timken to start gathering data on its obvious material Scope 3 emissions sources. A commonsense approach dictates starting with quantifying emissions associated with manufacturing the steel, nickel and alloy used in its products and downstream sources associated with transporting its products.

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5 https://www.unepfi.org/fileadmin/documents/universal_ownership_full.pdf. Pg4.

6 https://news.timken.com/2023-05-09-Timken-Adds-to-Investments-in-Renewable-Energy-Capabilities

7 https://finance.yahoo.com/quote/TKR/history?p=TKR

8 https://www.efrag.org/Assets/Download?assetUrl=%2Fsites%2Fwebpublishing%2FSiteAssets%2FESRS%25201%2520Delegated-act-2023-5303-annex-1_en.pdf. Pg 29.

9 https://ec.europa.eu/commission/presscorner/detail/en/IP_23_4754

II.	FAILURE TO MEET INVESTOR EXPECTATIONS

Investors expect companies to mitigate their exposure to climate risk, and developing a comprehensive risk mitigation response can indicate management excellence. Committing to set science-based GHG emission reduction targets that are aligned with the goals of the Paris Agreement is a way to demonstrate an appropriate risk mitigation approach.

In its March 2023 strategy+business publication, the global professional services firm, PwC, discusses the results of its climate leadership survey of investors and corporate CEOs. The firm reports that investors want businesses to make climate action a priority. It further notes that solid majorities of investors believe that “acting now will be effective in preparing for climate risk,”10 and that “Foremost among the various actions that businesses could take were implementing initiatives to reduce emissions.”11

However, Timken’s current GHG emissions intensity reduction target is unlikely to deliver meaningful emissions cuts. Previously, Timken had committed to reduce its GHG emissions by 50% per unit of revenue by 2030, but its target focuses exclusively on Scope 1 and 2 emissions, is not aligned with the Paris Agreement’s goal of limiting global temperature rise to 1.5 degrees Celsius, and lacks third party verification. Even by Timken’s own admission, “emissions intensity could experience volatility during both recessions and high growth periods for industrial markets,” creating uncertainty about the reliability of this metric.

Moreover, intensity targets can give the appearance of progress even when absolute reductions are moderate or non-existent. For example, Timken reports a 25% Scope 1 and 2 emissions intensity decrease from 2018 to 2022, but its absolute emissions fell only 5.4% during the same period. Following that trajectory, Timken would only achieve a 13% reduction in absolute emissions by 2030 compared to the 43% economy-wide reduction called for by the IPCC.12

III.	REPUTATIONAL RISK

Can 7,847 companies be wrong?

Timken asserts in its opposition statement that it believes “setting targets that require substantial future technological achievements outside of our control could create reputational risk and potential harm to our business and shareholders should such technology and infrastructure fail to materialize.” One can imagine that any fiscally-prudent company would say the same thing in Timken’s position. Yet, as of March 26, 2024, a total of 7,847 companies had set or committed to set targets with SBTi.

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10 https://www.pwc.com/gx/en/issues/reinventing-the-future/take-on-tomorrow/download/sbpwc-2023-03-06-Climate-leadership-wanted-final.pdf Pg 4.

11 Ibid.

12 https://unfccc.int/news/climate-plans-remain-insufficient-more-ambitious-action-needed-now

Timken also argues in its opposition statement that target-setting would divert substantial time and effort away from preparing for new and more stringent GHG disclosure regulations. However, there is a very high probability that many of the companies preparing targets for SBTi validation are also dedicating resources toward preparing for the same GHG disclosure regulations, suggesting that doing both simultaneously is achievable. In addition, once a company like Timken has committed to set a science-based reduction target with SBTi, it then has two years to develop and announce the target.

Moreover, Timken’s industry peers have also signed up for science-based targets with SBTi:

•	Ingersoll Rand, which is more diversified than Timken, has committed to set near-term and net-zero targets with SBTi.[13]

•	Regal Rexnord and SKF Group, also a mid-cap companies like Timken, have also committed to set and set near-term and net-zero targets with SBTi, respectively.[14]’[15]

•	Schaeffler, whose market cap is merely a billion dollars,[16] has set a near-term target with SBTi.[17]

Potentially compounding its reputational risk, over 9% of Timken’s total Company sales in 2023 were made to the wind and solar industry. While it is exciting that Timken is penetrating the renewables market and delivering shareholder value, it could bolster its sustainability bona fides with a more ambitious GHG emissions reduction target.

IV.	REFUTING SPECIFIC POINTS IN TIMKEN’S OPPOSITION STATEMENT

In its opposition statement, Timken mistakenly describes setting Scope 3 targets as a burdensome accounting exercise. However, manufacturing companies like Timken with complex supply chains may find that Scope 3 targets help them to manage real business risks and deliver real business value. Suppliers that curb emissions through improved energy efficiency or acquisition of renewable energy can reduce operating expenses and hedge against price increases associated with fossil fuels. Further, engagement with both upstream and downstream businesses can create a virtuous circle for Timken, whereby supply chain partners and vendors are encouraged to procure renewable energy, which builds demand for a market that Timken now supplies.

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13 https://sciencebasedtargets.org/companies-taking-action/

14 Ibid.

15 Ibid.

16 Via web search on February 6, 2024.

17 https://sciencebasedtargets.org/companies-taking-action/

Timken’s concerns regarding Scope 3 emissions data collection are unfortunately exaggerated. The GHG Protocol’s Corporate Value Chain (Scope 3) Accounting and Reporting Standard (Standard), which underpins SBTi’s target-setting standards, provides clear guidance on prioritizing which Scope 3 emissions data to collect. For example, it states, “Companies may establish their own policy for mapping the value chain, which may include creating representative, rather than exhaustive, lists of purchased products, sold products, suppliers, and other value chain partners,”18 and “Companies should prioritize data collection efforts on the Scope 3 activities that are expected to have the most significant GHG emissions, offer the most significant GHG reduction opportunities, and are most relevant to the company’s business goals.”19

The Standard also addresses Timken’s concern that it would have to track emissions associated with 300,000 stock keeping units (SKUs). Because all or nearly all of Timken’s products do not consume energy directly, the Standard does not require calculation of those emissions.20

Even though Timken works with well over 10,000 direct and indirect material suppliers, a commonsense approach would be to focus on gathering emissions data associated with materials such as steel, nickel, alloys, and petroleum-based products such as synthetic rubber – materials associated with heavy-emitting production inputs – which likely comprise a large portion of its value chain emissions.

Fortunately, there are experienced, professional firms, such as KPMG and PwC, that can used their experience with similar firms to provide Timken guidance on how best to gather GHG emissions data and seize the business opportunities associated with setting Scope 3 targets.

V.	CONCLUSION

While Timken competently manages material risk on multiple fronts, it could move from a climate laggard position to one of climate leadership by taking commonsense action to proactively gather value chain emissions data before regulations require it.

Additionally, the Company would benefit from identifying emissions hot spots in its value chain and could then encourage suppliers and downstream partners to incorporate energy efficiency measures and procure renewable energy to help reduce their operating expenses and hedge against price volatility associated with fossil fuels.

Finally, setting an absolute science-based target puts Timken on equal footing with peers who have committed to setting targets with SBTi, or have already set them. Importantly, the process of developing ambitious targets can jumpstart activities needed to lower Timken’s carbon footprint and better prepare it for the transition to a low-carbon economy.

Shareholders are urged to vote FOR the proposal asking Timken to adopt science-based GHG gas emissions reductions targets from its direct operations and full value chain in order to comprehensively address its climate risk.

For questions regarding this proposal, please contact Andrea Ranger, Green Century Capital Management, aranger@greencentury.com.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Equity Fund urges shareholders to vote for Proposal No. 5 following the instruction provided on the management’s proxy mailing.

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18 https://ghgprotocol.org/sites/default/files/standards/Corporate-Value-Chain-Accounting-Reporing-Standard_041613_2.pdf. Pg 60.

19 Ibid. Pg 65.

20 Ibid. Pg 36.